Exhibit 99.1

Kaixin Auto Holdings Announces Binding Acquisition Term Sheet with Morning Star and Joint Plans to Grow POCCA EV

BEIJING, September 26, 2022 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) announces today that it has signed a binding acquisition term sheet with Wuxi Morning Star Technology Co., Ltd. (“Morning Star”), who manufactures and operates the POCCO EVs. According to the term sheet, Kaixin intends to acquire 100% equity of Morning Star through new share issuance and makes it a wholly owned subsidiary.

Morning Star acquired 100% equity of Henan Yujie Time Limited earlier this year, and is actively promoting the strategic re-positioning and re-branding of the company from “a leading mini multi-purpose electric passenger vehicle producer” to “a pioneer in smart mini new energy vehicles”. The POCCO EV business under Morning Star produces the MeiMei and DuoDuo brands of mini electric passenger vehicles. The total sales volume has exceeded 40,000 units since its start of operations in June 2021, which makes POCCO EV among the top 6 producers of mini electric vehicles in China.

Morning Star possesses core technologies in electric vehicles manufacturing and owns100 patents, including the battery, motor and control systems, intelligent interconnection and autonomous driving, battery integration and quick change, battery range extension, and fuel cells. The core management team of Morning Star collectively have more than 20 years of experience in automobile and new energy vehicle business management. The president and founder, Mr. Lei Gu, graduated with a doctoral degree in mechanical engineering from Northwestern University and served as senior technology expert with Ford Motors, dean of Cherry Automobile Research Institute, and VP of BAIC Motors, a fortune 500 company. Mr. Hao Zeng, CTO, graduated from Johns Hopkins University with a Ph.D. in machinal engineering, and is an internationally renowned automotive NVH expert, participating in the design and development of noise/vibration and reliability tests for more than ten vehicle models. Mr. Zeng served as senior NVH expert with Ford Motors, dean of Changan Automobile Shanghai Research Institute, and associate dean of Chery Automobile Research Institute.

Kaixin and Morning Star have reached consensus to advance the M&A transaction in a fast track. They expect to sign the definitive acquisition SPA by end of October and have the acquisition transaction completed by end of the year. Mr. Mingjun Lin, Chairman and CEO of Kaixin, said: “Kaixin has been in close communications with the management of POCCO EV since last August. The binding acquisition term sheet signed with Morning Star today indicates smooth progress of the pending M&A transaction. There are huge market potentials for mini electric vehicles in China and in the world, and Kaixin is full of confidence in its strategic transformation into the new energy vehicles business!"

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment and new car sales in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin is in the process of transforming from a nationwide dealerships network to one of the important players in China’s electric vehicle market.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for 2021 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Auto Holdings